UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

Neuberger Berman Realty Income Fund Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

64126G109
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64126G109

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,368,637.4168
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,368,637.4168
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,368,637.4168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64126G109

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,368,637.4168
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,368,637.4168
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,368,637.4168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 64126G109

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 676,038
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 676,038
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 676,038
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 64126G109

1	NAME OF REPORTING PERSON WESTERN INVESTMENT ACTIVISM PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 691,582
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 691,582
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 691,582
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64126G109

1	NAME OF REPORTING PERSON BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 651,501
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 651,501
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 651,501
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64126G109

1	NAME OF REPORTING PERSON BENCHMARK PLUS PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 410,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 410,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64126G109

1	NAME OF REPORTING PERSON BENCHMARK PLUS MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,061,501
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,061,501
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,061,501
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64126G109

1	NAME OF REPORTING PERSON ROBERT FERGUSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,061,501
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,061,501
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,061,501
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 64126G109

1	NAME OF REPORTING PERSON SCOTT FRANZBLAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,061,501
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,061,501
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,061,501
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 64126G109

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed by the undersigned.  This Amendment No. 7 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 1,368,637.4168 Shares beneficially owned by WILLC is approximately $27,373,508, including brokerage commissions. The Shares beneficially owned by WILLC consist of 1,017.4168 Shares, 900 of which were acquired with WILLC's working capital and 117.4168 of which were acquired through the Issuer’s dividend repurchase plan, 676,038 Shares that were acquired with WIHP's working capital and 691,582 Shares that were acquired with WIAP's working capital.  The aggregate purchase price of the 1,061,501 Shares beneficially owned by BPM is approximately $23,978,031, including brokerage commissions.  The Shares beneficially owned by BPM were acquired with the working capital of each of BPIP and BPP.

Item 4 is hereby amended to add the following:

On December 21, 2007, WILLC delivered a letter to the Corporate Secretary of the Issuer submitting, pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), a proposal requesting that the Board of Directors immediately establish a special committee consisting solely of independent directors to investigate suitable alternatives to replace the Issuer’s current investment manager, Neuberger Berman Management Inc. (the "14a-8 Proposal").  A copy of this letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5(a) is hereby amended and restated as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 27,372,139 Shares outstanding as of November 29, 2007, as reported in Amendment No. 1 to the Issuer’s Registration Statement on Form N-14 filed with the Securities and Exchange Commission on December 12, 2007.

As of the close of business on December 21, 2007, WIHP, WIAP, BPIP and BPP beneficially owned 676,038, 691,582, 651,501 and 410,000 Shares, respectively, constituting 2.5%, 2.5%, 2.4% and 1.5%, respectively, of the Shares outstanding.  Each of WILLC and Mr. Lipson beneficially owned 1,368,637.4168 Shares, constituting approximately 5.0% of the Shares outstanding.  Each of BPM, Mr. Franzblau and Mr. Ferguson beneficially owned 1,061,501 Shares, constituting approximately 3.9% of the Shares outstanding.

As the general partner and managing member of WIHP and WIAP, respectively, WILLC may be deemed to beneficially own the 1,367,620 Shares beneficially owned in the aggregate by WIHP and WIAP, in addition to approximately 1,017.4168 Shares it owns directly.  As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 1,368,637.4168 Shares beneficially owned by WILLC.  As the managing member of BPIP and BPP, BPM may be deemed to beneficially own the 1,061,501 Shares beneficially owned in the aggregate by BPIP and BPP. As the managing members of BPM, Messrs. Franzblau and Ferguson may be deemed to beneficially own the 1,061,501 Shares beneficially owned by BPM.

CUSIP NO. 64126G109

Item 5(c) is hereby amended to add the following:

(c)           Schedule A attached hereto reports all transactions in the Shares by the Reporting Persons during the past 60 days.  Except where otherwise noted, all of such transactions were effected in the open market.

Item 7 is hereby amended to add the following Exhibit:

Exhibit 99.1	Letter from Western Investment LLC to Neuberger Berman Realty Income Fund Inc., dated December 21, 2007, submitting a 14a-8 proposal for consideration at the 2008 Annual Meeting.

CUSIP NO. 64126G109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2007	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By:	Western Investment LLC, Its General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

By:	Western Investment LLC, Its Managing Member

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

CUSIP NO. 64126G109

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C., Its Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

BENCHMARK PLUS PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C., Its Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

BENCHMARK PLUS MANAGEMENT, L.L.C.

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

/s/ Robert Ferguson
ROBERT FERGUSON

/s/ Scott Franzblau
SCOTT FRANZBLAU

CUSIP NO. 64126G109

SCHEDULE A
Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

WESTERN INVESTMENT HEDGED PARTNERS L.P.

(5,000)	19.9324	11/01/07
(3,200)	19.4293	11/02/07
(4,700)	18.8149	11/07/07
(5,000)	18.6272	11/08/07
(2,100)	19.0972	11/15/07
(4,600)	19.0694	11/16/07
(600)	18.3955	11/19/07
(3,500)	17.6769	11/26/07
(600)	18.5772	12/03/07
(10,200)	18.2280	12/04/07
(4,100)	18.9443	12/11/07
(1,600)	18.6045	12/12/07
(6,800)	16.8551	12/13/07
(3,300)	16.5454	12/14/07
16,600	14.5987	12/18/07
7,400	15.1753	12/19/07

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

(5,000)	19.9324	11/01/07
(3,100)	19.4293	11/02/07
(4,700)	18.8170	11/07/07
(5,000)	18.6272	11/08/07
(5,200)	17.6769	11/26/07
(600)	18.5772	12/03/07
(10,300)	18.2280	12/04/07
(1,000)	18.3872	12/05/07

CUSIP NO. 64126G109

(1,000)	19.3472	12/10/07
(4,400)	18.9420	12/11/07
(1,500)	18.6040	12/12/07
(6,800)	16.8551	12/13/07
(3,300)	16.5454	12/14/07
(1,300)	16.4473	12/17/07
16,600	14.5987	12/18/07
7,300	15.1753	12/19/07

WESTERN INVESTMENT LLC
None

ARTHUR D. LIPSON
None

BENCHMARK INSTITUTIONAL PARTNERS, L.L.C.
None

BENCHMARK PLUS PARTNERS, L.L.C.
None

BENCHMARK PLUS MANAGEMENT, L.L.C.
None

SCOTT FRANZBLAU
None

ROBERT FERGUSON
None

CUSIP NO. 64126G109

EXHIBIT INDEX

Exhibit	Number
Letter from Western Investment LLC to Neuberger Berman Realty Income Fund Inc., dated December 21, 2007, submitting a 14a-8 proposal for consideration at the 2008 Annual Meeting.	99.1